[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
209

SECURI 06003578 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pointe Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 T-Rex Avenue, Suite 100
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Levene (561) 208-4466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street (Address) Syracuse (City) NY (State) 13202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Levene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pointe Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL H. CHUZI
MY COMMISSION #DD126970
EXPIRES: JUNE 18, 2006
Bonded through Advantage Notary

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POINTE CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

POINTE CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2005

PAGE

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Pointe Capital, LLC

We have audited the accompanying statements of financial condition of **POINTE CAPITAL, LLC (a Limited Liability Company)** as of December 31, 2005 and 2004, and the related statements of operations, changes in equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Capital, LLC as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 6, 2006

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash	$ 445,634	$ 36,713
Receivables – Clearing Agent	276,529	2,614
Receivables - Other	6,000	370
Prepaid Expenses and Deposits	69,823	11,500
Property and Equipment – Net	23,841	-
Goodwill	945,070	-
TOTAL ASSETS	$ 1,766,897	$ 51,197

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
LIABILITIES		
Accounts Payable	$ 40,916	$ -
Accrued Expenses	11,882	-
Advances From Member	22,990	-
Commissions Payable to Brokers	379,758	1,434
TOTAL LIABILITIES	455,546	1,434
MEMBERS' EQUITY	1,311,351	49,763
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,766,897	$ 51,197

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commission Income	$ 2,368,642	$ 4,763
Interest and Dividends	81,434	70
Other Income	361	10,264
TOTAL REVENUES	2,450,437	15,097
EXPENSES		
Advertising Expense	9,080	804
Clearing Charges and Quote Fees	158,072	1,979
Depreciation	1,294	-
Insurance Expense	52,345	-
Miscellaneous Expense	10,123	362
Office Supplies and Expense	43,061	9,358
Payroll and Commission Expense	1,890,399	-
Professional Fees	49,023	-
Registration Fees	51,550	2,675
Rent	44,427	5,250
Travel and Entertainment	27,195	-
Utilities and Telephone	87,280	2,663
TOTAL EXPENSES	2,423,849	23,091
NET INCOME (LOSS)	$ 26,588	$(7,994)

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Members Equity – January 1	$ 49,763	$ 81,289
Member Contributions	1,235,000	62,131
Member Distributions	-	(85,663)
Net Income (Loss)	26,588	(7,994)
Members Equity – December 31	$ 1,311,351	$ 49,763

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 26,588	$(7,994)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	1,294	-
Changes in Operating Assets and Liabilities:		
Receivables – Clearing Agent	(273,915)	34,666
Prepaid Expenses and Deposits	(58,323)	(11,500)
Receivables - Other	(5,630)	-
Accounts Payable	40,916	-
Accrued Expenses	11,882	-
Commissions Payable to Brokers	378,324	1,434
Net Cash Provided by Operating Activities	121,136	16,606
Cash Flows From Investing Activities:		
Purchase of Property and Equipment	(25,135)	-
Purchase of Goodwill	(945,070)	-
Net Cash Used in Investing Activities	(970,205)	-
Cash Flows From Financing Activities:		
Capital Contributions From Members	1,235,000	62,131
Member Advances (Distributions)	22,990	(85,663)
Net Cash Provided by (Used in) Financing Activities	1,257,990	(23,532)
Net Increase (Decrease) in Cash and Cash Equivalents	408,921	(6,926)
Cash – Beginning of Year	36,713	43,639
Cash – End of Year	$ 445,634	$ 36,713

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – Pointe Capital, LLC, a Delaware limited liability company, is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." Transactions in securities are recorded on a trade date basis for financial statement and tax purposes.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Accounts Receivable – Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2005 and 2004, no allowance was deemed necessary by management.

Property and Equipment – Purchases of property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation expense and accumulated depreciation totaled $1,294 as of and for the year ended December 31, 2005.

Income Taxes – The Company is a limited liability company; therefore, no provision for income taxes has been made. The profits and losses of the Company are reported by the members of the Company.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

POINTE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill – The excess of the cost of an acquisition price over the fair value of acquired net assets is recorded as Goodwill. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions. During 2005, the Company acquired goodwill as more fully disclosed in Note 5. As of December 31, 2005, goodwill has not been impaired.

Advertising – The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $9,080 and $804 in 2005 and 2004, respectively.

Reclassifications – Certain 2004 amounts have been reclassified to conform to the presentation used in 2005.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $30,369 at December 31, 2005 and $5,000 at December 31, 2004 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $261,617 and $32,893 as of December 31, 2005 and 2004, respectively. The Company's net capital ratio was approximately 1.74 to 1 and .04 to 1 at December 31, 2005 and 2004, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

At December 31, 2005, the Company has a $22,990 liability due to a member, related to expenses paid on behalf of the Company.

NOTE 4 – LEASE COMMITMENTS

As of December 31, 2004, the Company subleases property for $4,542 per month through August 2006. Rent expense totaled $44,427 and $5,250 for the years ended December 31, 2005 and 2004, respectively.

NOTE 5 – BUSINESS ACQUISITION

The Company acquired certain assets of Sterling Financial Investment Group, Inc. and Sterling Financial Group of Companies, Inc. (Sterling), as of May 26, 2005. The acquired assets consist of Sterling's rights under any and all independent contractor agreements with Sterling's registered representatives and the transferred accounts of its customers. As of December 31, 2005 the Company's cost for said acquired assets totaled $945,070. The agreement requires additional payments, if certain gross commissions exceed certain thresholds during an earn-out period. As of the date of this report, this additional purchase price payment, if any, is undeterminable. The total acquisition price has been recorded as goodwill.

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Members
Pointe Capital, LLC

We have audited the accompanying financial statements of **POINTE CAPITAL, LLC** as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated February 6, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 6, 2006

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, LLC

COMPUTATIONS OF AGGREGATE INDEBTDEDNESS AND NET CAPITAL UNDER RULE 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 40,916	$ -
Accrued Expenses	11,882	-
Commissions Payable to Brokers	379,758	1,434
Advances From Members	22,990	-
TOTAL AGGREGATE INDEBTEDNESS	$ 455,546	$ 1,434
NET CAPITAL		
Total Members Equity	$ 1,311,351	$ 49,763
DEDUCTIONS		
Receivables	6,000	370
Prepaid Expenses and Deposits	69,823	11,500
Property and Equipment – Net	23,841	-
Goodwill	945,070	-
Excess Deductible	5,000	5,000
TOTAL DEDUCTIONS	1,049,734	16,870
NET CAPITAL	261,617	32,893
REQUIRED NET CAPITAL	30,369	5,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 231,248	$ 27,893
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.74 to 1	.04 to 1

See Independent Auditors' Report on Supplemental Information

POINTE CAPITAL, LLC

RECONCILATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 287,067	$ 30,055
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Accounts Payable Adjustment	(36,994)	2,782
Commissions Payable to Brokers Adjustment	(94,826)	-
Adjustment of Accrued Expenses	(6,488)	-
Members Advances/Capital Contribution Adjustment	112,010	-
Other Miscellaneous Adjustments	848	56
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	(25,450)	2,838
NET CAPITAL AS ADJUSTED	$ 261,617	$ 32,893

See Independent Auditors' Report on Supplemental Information

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

To the Members
Pointe Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pointe Capital, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Pointe Capital, LLC for the year ended December 31, 2005, and this report does not affect our report thereon dated February 6, 2006.

NASD Routine Examination

The NASD completed a routine examination of the Company and issued its letter report dated January 4, 2006. The letter report indicated that no further action was required by the Company, based on the Company's December 9, 2005 written response to the NASD exit interview.

Limited Personnel

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 6, 2006